

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Hezron Lopez
Executive Vice President
WillScot Mobile Mini Holdings Corp.
4646 E. Van Buren Street, Suite 400
Phoenix, Arizona 85008

> **Re: WillScot Mobile Mini Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed April 8, 2024**
> **File No. 333-278544**

Dear Hezron Lopez:

　　We have conducted a limited review of your registration statement and have the following comment(s).

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed April 8, 2024

The Transaction
Material U.S. Federal Income Tax Consequences of the Integrated Mergers, page 80

1.　　We note your disclosure that you intend for Integrated Mergers to qualify as "reorganization" under the provisions of Section 368 of the U.S. Internal Revenue Code, and that you intend to file opinions of counsel on tax matters. Please revise your disclosure to identify counsel as the source of the opinions summarized or provided, as applicable. Please refer to Section III of Staff Legal Bulletin No. 19 (October 14, 2011) for guidance.

General

2.　　We note that your forum selection provision in the WillScot Mobile Mini Charter identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the

District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise the Comparison of the Rights of Shareholders, the Transaction, and Risk Factors sections to clearly disclose that McGrath shareholders will now be subject to such exclusive forum clause, noting, if true, that under the McGrath Articles of Incorporation they were not subject to an exclusive forum clause.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey J. Pellegrino